June 2, 2020
Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Re:    Spark Energy, Inc.
Schedule TO-I
Filed May 11, 2020
SEC File No. 005-88272
Ladies and Gentlemen:
Set forth below are the responses of Spark Energy, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 20, 2020, with respect to Schedule TO-I, File No. 005-88272, filed with the Commission on May 11, 2020 (the “Schedule TO-I”).
For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Offer to Purchase unless otherwise specified. Concurrently with the submission of this letter, we are filing Amendment No. 1 to the Schedule TO-I (“Amendment No. 1”) via EDGAR. We do not believe the changes reflected in Amendment No. 1 are material to the holders of the Series A Preferred Stock of the Company and do not intend to extend the Offer following the filing of Amendment No. 1. Capitalized terms used but not defined herein shall have the meanings set forth in the Schedule TO-I.

Securities and Exchange Commission
June 2, 2020

Offer to Purchase
Cover Page

1.	Please revise your disclosure relating to the return of unpurchased securities to state that such securities will be returned promptly. See Rule 14e-1(c).
RESPONSE:    We have revised the disclosure on the cover page of the Offer to Purchase to clarify that unpurchased securities in the Offer shall be returned promptly by the Company.
Forward-Looking Statements, page i

2.
We note your reference to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Note that the safe harbor protections for forward-looking statements contained in those federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please delete the reference or clarify that it is not applicable to the tender offer.

RESPONSE:     We have revised the disclosure included in the Forward-Looking Statements section of the Offer to Purchase to delete reference to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.
Conditions of the Tender Offer, page 11

3.
Refer to the disclosure in the first paragraph and in the penultimate paragraph in this section. We believe a tender offer may be conditioned on a variety of events and circumstances, provided they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification. In the paragraphs we cite, you reserve the right to terminate the offer even where a listed offer condition is triggered “...regardless of the circumstances giving rise...” therefor. This may be interpreted as including conditions triggered by your own action or inaction. Please revise this language to comply with our position.

RESPONSE:     We have revised disclosure on page 11 of the Offer to Purchase to clarify that such circumstances shall not be as a result of action or inaction on behalf of the Company.

4.
Please refer to condition 3(iv) and to our position described above. The condition is not drafted in a way that allows for an objective determination and appears to renders the offer as illusory. Please revise.

RESPONSE:     We have revised condition 3 to remove 3(iv) in its entirety.

5.	Refer to condition 6. Please revise it to disclose whether you are aware of any such approval, permit, etc.

Securities and Exchange Commission
June 2, 2020

RESPONSE:     We have revised condition no. 6 to state that we are currently unaware of any necessary regulatory approval or non-objection.

6.
We note that the condition in the eighth bullet point on page v is not included in this section. We believe that the condition as drafted may render the offer illusory because it does not include any limitation as to materiality and may not allow for objective verification. If such condition is a condition to the tender offer, please revise it.

RESPONSE:     We have added the condition as a new condition no. 11, and have revised both in Section 6 and page v to limit the condition to those laws or positions that would materially and adversely affect the ability of the Company to lawfully consummate the Offer as contemplated.

7.
We note the disclosure in the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and a bidder fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and a bidder decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding on both points in your response letter.

RESPONSE:     In response to the Staff’s comment, the Company has deleted the disclosure referenced in the Staff’s comment. As disclosed on page 11 of the Offer to Purchase, the Company understands that “in certain circumstances, if we waive any of the conditions described above, we may be required to extend the Offer and, if the condition is material, we will promptly disclose our decision whether or not to waive such condition” and, in any such case where disclosure is required, promptly inform holders of Series A Preferred Stock how the Company intends to proceed if a condition to the Offer is triggered.
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Securities and Exchange Commission
June 2, 2020

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.
Very truly yours,

SPARK ENERGY INC.

By:    /s/ James G. Jones II
Name:    James G. Jones II

Title:	Chief Financial Officer
Enclosures